SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-1A

REGISTRATION STATEMENT (NO. 33-32216)
UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 83	[X]
and

REGISTRATION STATEMENT (811-05962) UNDER THE INVESTMENT COMPANY
ACT OF 1940
Amendment No. 86	[X]

VANGUARD VARIABLE INSURANCE FUNDS
(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482
(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Anne E. Robinson, Esquire
P.O. Box 876
Valley Forge, PA 19482

It is proposed that this filing will become effective immediately upon filing pursuant to
Rule 462(d). Explanatory Note This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement
2. Part C to the Registration Statement (including Signatures page)
3. Exhibit (b) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file Amended and Restated
By-Laws as Exhibit (b) to Item 28 to this Registration Statement on Form N-1A (the “Registration
Statement”).

Parts A and B of Post-Effective Amendment No. 80 to the Registration Statement, dated
April 28, 2017, and filed pursuant to Rule 485(b) under the Securities Act of 1933, are incorporated by reference.

PART C

VANGUARD VARIABLE INSURANCE FUNDS

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, to
be filed by Amendment.
(b)	By-Laws, Amended and Restated By-Laws, are filed herewith.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to
Exhibit (a) above.
(d)	Investment Advisory Contracts, for Wellington Management Company LLP (with respect to the Equity Income Portfolio), filed with Post-Effective Amendment No. 48 dated
April 29, 2009; for William Blair & Company, L.L.C., filed with Post-Effective Amendment
No. 50 dated April 30 2010; for Wellington Management Company LLP (with respect to the Growth Portfolio), filed with Post-Effective Amendment No. 52 dated
December 6, 2010; for Baillie Gifford Overseas Ltd., and for Schroder Investment
Management North America, Inc., filed with Post- Effective Amendment No. 54 dated
May 3, 2011; for the Sub-Advisory Agreement for Schroder Investment Management
North America Limited, filed with Post-Effective Amendment No. 64 on
January 31, 2013; for Barrow, Hanley, Mewhinney & Strauss, LLC, for PRIMECAP
Management Company, and for Wellington Management Company LLP (with respect to the Balanced and High Yield Bond Portfolios), filed with Post-Effective Amendment
No. 62 dated April 27, 2012; for ArrowMark Colorado Holdings, LLC, filed with Post-
Effective Amendment No. 78 dated April 29, 2016, as amended by Addendum filed with
Post-Effective Amendment No. 80 dated April 28, 2017; and for Jackson Square Partners,
LLC, filed with Post-Effective Amendment No. 74 dated April 30, 2015, are hereby incorporated by reference. The Vanguard Group, Inc., provides investment advisory services to the Conservative Allocation, Global Bond Index, Equity Income, Equity
Index, Mid-Cap Index, Moderate Allocation, Money Market, REIT Index, Short-Term
Investment-Grade, Small Company Growth, Total Bond Market Index, Total International
Stock Market Index, and Total Stock Market Index Portfolios pursuant to the Fifth
Amended and Restated Funds’ Service Agreement, refer to Exhibit (h) below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled
“Management of the Fund” in Part B of this Registration Statement.
(g)	Custodian Agreements, for State Street Bank and Trust Company, filed with Post-
Effective Amendment No. 52 dated December 6, 2010; and for The Bank of New York
Mellon and Brown Brothers Harriman & Co., filed with Post-Effective Amendment No.
80 dated April 28, 2017, are hereby incorporated by reference. For JPMorgan Chase
Bank, to be filed by Amendment.
(h)	Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement, filed with Post-Effective Amendment No. 62 dated April 27, 2012, is hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, to be filed by Amendment.
(k)	Omitted Financial Statements, not applicable.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, to be filed by Amendment.
(o)	Reserved.

(p)	Codes of Ethics, for Schroder Investment Management North America, Inc., and for
Schroder Investment Management North America Limited, filed with Post-Effective
Amendment No. 72 dated April 30, 2014; for Jackson Square Partners, LLC, and for The
Vanguard Group, Inc., filed with Post-Effective Amendment No. 74 dated April 30, 2015;
for PRIMECAP Management Company, for William Blair & Company L.L.C., and for
Baillie Gifford Overseas Ltd filed with Post-Effective Amendment No. 78 dated April 29,
2016; for Wellinton Management Company LLP, Barrow, Hanley, Mewhinney & Strauss,
LLC, and ArrowMark Colorado Holdings, LLC filed with Post-Effective Amendment
No.80 dated April 28, 2017, are hereby incorporated by reference .

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted for directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 31. Business and Other Connections of Investment Advisers

The Vanguard Group, Inc. (Vanguard) is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the Advisors Act). The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

Wellington Management Company LLP (Wellington Management) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and partners of Wellington Management, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by Wellington Management pursuant to the Advisers Act (SEC File No. 801-15908).

PRIMECAP Management Company (PRIMECAP) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PRIMECAP, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by PRIMECAP pursuant to the Advisers Act (SEC File No. 801-19765).

Jackson Square Partners, LLC (Jackson Square) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Jackson Square, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference to Form ADV filed by Jackson Square pursuant to the Advisers Act (SEC File No. 801-79255).

William Blair & Company, L.L.C. (William Blair & Company) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of William Blair & Company, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by William Blair & Company pursuant to the Advisers Act (SEC File No. 801-688).

ArrowMark Colorado Holdings, LLC (ArrowMark Partners) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and members of ArrowMark Partners, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and members during the past two years, is incorporated herein by reference from Form ADV filed by ArrowMark Partners pursuant to the Advisers Act (SEC File No. 801-69868).

Schroder Investment Management North America Inc. (Schroders) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Schroders, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Schroders pursuant to the Advisers Act (SEC File No. 801-15834).

Schroder Investment Management North America Limited (Schroder Limited) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Schroder Limited, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Schroder Limited pursuant to the Advisers Act (SEC File No. 801-37163).

Baillie Gifford Overseas Ltd. (Baillie Gifford) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Baillie Gifford, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Baillie Gifford pursuant to the Advisers Act (SEC File No. 801-21051).

Barrow, Hanley, Mewhinney & Strauss, LLC (Barrow, Hanley) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Barrow, Hanley, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Barrow, Hanley pursuant to the Advisers Act (SEC File No. 801-31237).

Item 32. Principal Underwriters

(a)	Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of more than 190 mutual funds.
(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
F. William McNabb III	Director and Chairman	Chairman and Chief Executive Officer
Glenn W. Reed	Director	None
Mortimer J. Buckley	Director and Senior Vice President	None
Martha G. King	Director and Senior Vice President	None
Chris D. McIsaac	Director and Senior Vice President	None
Anne E. Robinson	Director and Senior Vice President	Secretary
Karin Risi	Director and Managing Director	None
Thomas Rampulla	Director and Senior Vice President	None
Michael Rollings	Treasurer	None
Natalie Bej	Chief Compliance Officer	None
Matthew Benchener	Principal	None
Jack Brod	Principal	None
James M. Delaplane Jr.	Principal	None
Kathleen A. Graham-Kelly	Principal	None
Phillip Korenman	Principal	None
Mike Lucci	Principal	None
Alba E. Martinez	Principal	None
Brian McCarthy	Principal	None
Frank Satterthwaite	Principal	None
Christopher Sicilia	Principal	None
Tammy Virnig	Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Treasurer	None

Amy M. Laursen	Financial and Operations Principal	None
Timothy P. Holmes	Annuity and Insurance Officer	None
Jeff Seglem	Annuity and Insurance Officer	None
Michael L. Kimmel	Assistant Secretary	None
Marc P. Lindsay	Assistant Secretary	None
Caroline Cosby	Secretary	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Custodians, Brown Brothers Harriman & Co., 50 Post Office Square, Boston, MA 02110-1548; The Bank of New York Mellon, One Wall Street, New York, NY 10286; JPMorgan Chase Bank, 270 Park Avenue, New York, NY 10017-2070; and State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111; and the Registrant’s investment advisors at their respective locations identified in this Registration Statement.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Fund” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 13th day of July, 2017.

VANGUARD VARIABLE INSURANCE FUNDS
BY:_________/s/ F. William McNabb III*
F. William McNabb III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ F. William McNabb III*	Chairman and Chief Executive	July 13, 2017
Officer
F. William McNabb III
/s/ Emerson U. Fullwood*	Trustee	July 13, 2017
Emerson U. Fullwood
/s/ Rajiv L. Gupta*	Trustee	July 13, 2017
Rajiv L. Gupta
/s/ Amy Gutmann*	Trustee	July 13, 2017
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	July 13, 2017
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	July 13, 2017
F. Joseph Loughrey
/s/ Mark Loughridge*	Trustee	July 13, 2017
Mark Loughridge
/s/ Scott C. Malpass*	Trustee	July 13, 2017
Scott C. Malpass
/s/ André F. Perold*	Trustee	July 13, 2017
André F. Perold
/s/ Peter F. Volanakis*	Trustee	July 13, 2017
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	July 13, 2017
Thomas J. Higgins

*By: /s/ Anne E. Robinson

Anne E. Robinson, pursuant to a Power of Attorney filed on October 4, 2016, see File Number 33-32548, Incorporated by Reference.

INDEX TO EXHIBITS
By-Laws, Amended and Restated By-Laws	Ex-99.B